EXHIBIT 99.1

China Liberal Education Holdings Limited Receives Staff Determination Notice from Nasdaq and Plans to Appeal

BEIJING, May 12, 2025 /PRNewswire/ -- China Liberal Education Holdings Limited ("China Liberal" or the "Company") (Nasdaq: CLEU), a China-based company that provides technological consulting services for smart campus solutions and other educational services, today announced that the Company received a staff determination notice (the “Staff Determination Notice”) from the Listings Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) on May 7, 2025, notifying the Staff’s decision pursuant to its discretionary authority under Listing Rule 5101 to delist the Company based on public interest concerns raised by the Company’s substantial issuance of its ordinary shares (“Ordinary Shares”) in December 2024. Specifically, the Staff has determined that the Company’s issuance of certain Ordinary Shares and warrants pursuant to an investment agreement with certain individual investors (the “Purchasers”) dated December 23, 2024 (the “Private Placement”) and a warrant exchange agreement with the Purchasers dated December 31, 2024, as described in the Company’s prior SEC filings, raises public interest concerns because the issuance resulted in substantial dilution for its shareholders. The Staff noted that the Private Placement resulted in an equivalent price per share sold of $0.006, which was a 96% discount from the $0.15 Minimum Price as defined by the Nasdaq Listing Rules for the Private Placement. Accordingly, as set forth in the letter, this matter serves as a basis for delisting the Company’s securities from Nasdaq.

The Company’s securities will be suspended from trading on The Nasdaq Capital Market at the opening of business on May 16, 2025, and a Form 25-NSE will be filed with the U.S. Securities and Exchange Commission (the “SEC”), which will remove the Company’s securities from listing and registration on The Nasdaq Stock Market (the “Suspension”), unless the Company requests an appeal the determination to Nasdaq’s Hearings Panel (the “Panel”) by May 14, 2025.

The Nasdaq Listing Rule 5101 grants Nasdaq broad discretionary authority over the listing of securities to maintain market quality and protect investors. Nasdaq FAQ # 280 states that Nasdaq closely examines any transaction that includes deeply discounted equity securities, including warrants that are exercisable for little or no consideration, which may be highly dilutive to existing public shareholders.

The Company's operations are not affected by the receipt of the Staff Determination Notice. The Company intends to timely appeal Nasdaq’s determination to the Panel, pursuant to the procedures set forth in the Nasdaq Listing Rule 5800 Series. The Company plans to submit to the Panel a plan to regain compliance with Nasdaq’s applicable continued listing standards. The Company’s hearing request will stay the Suspension and the filing of the Form 25-NSE pending the Panel’s decision on the Company’s appeal.

About China Liberal Education Holdings Limited

China Liberal is an educational services provider headquartered in Beijing, China. China Liberal provides a wide range of services, including technological consulting for Chinese universities to improve their campus information and data management systems, designed to enhance the teaching, operating, and management environment of the universities, thus establishing a "smart campus." Additionally, China Liberal offers tailored job readiness training for graduating students. For more information, please visit the Company's website at http://ir.chinaliberal.com/.

Forward-Looking Statements

This document contains forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company's expectations and projections about future events, which the Company derives from the information currently available to the Company. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those using terminology such as "may," "should," "expects," "anticipates," "contemplates," "estimates," "believes," "plans," "projected," "predicts," "potential," or "hopes" or the negative of these or similar terms. When evaluating these forward-looking statements, you should consider various factors, including our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as required by law. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, it can provide no assurance that these expectations will prove to be accurate, and it cautions investors that actual results may differ materially from the anticipated results. Investors are encouraged to review the risk factors that may affect future results in the Company's filings with the SEC.

Investor Relations Contact

China Liberal Education Holdings Limited

Email: ir@chinaliberal.com

Ascent Investor Relations LLC

Tina Xiao

President

Phone: +1-646-932-7242

Email: investors@ascent-ir.com

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